

October 28, 2009

Ira M. Burns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 Northwest 41st Street
Suite 400
Miami, Florida 33178

      Re: **World Fuel Services Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 26, 2009
             Response letter dated October 8, 2009
             File No. 1-09533

Dear Mr. Burns:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note your responses to comments 1 and 2 of our letter dated September 24, 2009, including your representation that the limited number of transactions that may have resulted in violations of U.S. sanctions regulations resulted in revenue to you of less than $100,000. Please tell us the number of transactions you have identified as potential violations, and the nature and dollar amount of the potential fines and other penalties that may be imposed in the event OFAC determines that the transactions in question violated U.S. sanctions regulations. Please also expand your materiality discussion to address these factors.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Tracey L. McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me with any questions.

Sincerely,

H. Roger Schwall
Assistant Director